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               UNITED STATES                                  OMB APPROVAL
     SECURITIES AND EXCHANGE COMMISSION             OMB Number: 3235-0145
            WASHINGTON, D.C. 20549                  Expires: October 31, 2002
                                                    Estimated average burden
                                                    hours per response. . . 14.9


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         BIO-IMAGING TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.00025 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  09056N103000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 RICHARD RALPH, TREASURER, 1100 EAST BROAD STREET, BOX 850, WESTFIELD, NJ 07090
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 25, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            09056N103000
                  1.       Names of Reporting Persons. I.R.S. Identification
                           Nos. of above persons (entities only). Fairview
                           Cemetery Of Westfield Corp. 22-0900920


                  2.       Check the Appropriate Box if a Member of a Group (See
                           Instructions)
                           (a)
                           (b)

                  3.       SEC Use Only

                  4.       Source of Funds (See Instructions)           O.O.

                  5.       Check if Disclosure of Legal Proceedings Is Required
                           Pursuant to Items 2(d) or 2(e)

                  6.       Citizenship or Place of Organization       New Jersey


Number of Shares
Beneficially      7.       Sole Voting Power                            577,574
Owned by Each
Reporting Person  8.       Shared Voting Power                          0
With
                  9.       Sole Dispositive Power                       577,574

                  10.      Shared Dispositive Power                     0

                  11.      Aggregate Amount Beneficially Owned by Each Reporting
                           Person                                        577,574

                  12.      Check if the Aggregate Amount in Row (11) Excludes
                           Certain Shares (See Instructions)

                  13.      Percent of Class Represented by Amount in Row (11)
                                                                           7.05%

                  14.      Type of Reporting Person (See Instructions)
                           00-Not-for-Profit-Corporation

ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the Common Stock, $.00025, par value ("Common Stock") of Bio-Imaging Technologies, Inc. The principal executive offices of the Issuer are presently located at 826 Newton - Yardley Road, Newton, Pennsylvania 18940-1721.

ITEM 2.           IDENTITY AND BACKGROUND

                  The Reporting Person is Fairview Cemetery of Westfield Corp., a Not-for-Profit Corporation organized under New Jersey law. Its principal business is to operate a cemetery. Its principal business and office are at 1100 E. Broad Street, P.O. Box 850, Westfield, New Jersey 07090.

                  Information relating to the trustees of Fairview Cemetery of Westfield Corp., is set forth in Attachment I and is hereby incorporated by reference in this Item 2.

                  Neither Fairview Cemetery of Westfield Corp., nor the trustees listed on Attachment I, during the last five (5) years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Fairview Cemetery of Westfield Corp., nor the trustees listed on Attachment I, during the last five (5) years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On January 2, 2001, the Issuer elected to convert 319,446 shares of Series A Convertible Preferred Stock, $.00025 par value per share (the "Series S Preferred Stock") held of record by the Reporting Person into 319,446 shares of restricted common stock, $.00025 par value per share. The Reporting Person acquired the 319,446 shares of Series A Preferred Stock in December 1995 at $1.20 per share.

ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the transaction was an investment by the Reporting Person in the Issuer as part of the Reporting Persons investment portfolio. The Reporting Person is not a Director or Officer of the Issuer. The Reporting Person reserves the right to actively pursue various proposals which could relate to or would result in:

                  a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  c. A sale or transfer or a material amount of assets of the Issuer or any of its subsidiaries;

                  d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  e. Any material change in the present capitalization or dividend policy of the Issuer;

                  f. Any other material change in the Issuer's business or corporate structure;

                  g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                  i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act;

                  j.       Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  As of June 4, 2001, the Reporting Person had an interest in the Securities of the Issuer as follows:

                  Name: Fairview Cemetery of Westfield Corp.

                  No. of Shares: 577,574

                  Voting Power: Sole

                  Disposition Power: Sole

                  Aggregate Percentage Beneficially Owned*: 7.05%

                  *Based upon 8,190,545 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarter ended March 31, 2001.

                  During the past sixty (60) days, the Reporting Person sold 56,000 shares of Common Stock at an average price per share of $0.99. In January and February 2001, the Reporting Person sold 24,700 shares at an average price per share of $.87. In February and March 2000, the Reporting Person sold 104,168 shares at an average price per share of $1.43. All shares of Common Stock were sold in open market transactions.


                  Information as to the trustees of the Reporting Person is set forth in Attachment I and incorporated in this item by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person or the trustees listed on Attachment I, and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated: June5, 2001         FAIRVIEW CEMETERY
                                             OF WESTFIELD CORP.

                                         By: /s/ Richard M. Ralph
                                             -----------------------

                           FAIRVIEW CEMETERY TRUSTEES

                                  Attachment I



                                                                                                     NUMBER OF
                                                                                                     SHARES AS
                                                                                                     TO WHICH
                                                    NAME & ADDRESS  NUMBER OF                        SOLE POWER
                                   PRINCIPAL        OF CORPORATE    SHARES OWNED    PERCENTAGE OF    TO VOTE AND
NAME               OFFICER         OCCUPATION       EMPLOYER        OF ISSUER       SHARES OWNED     SELL
----               -------         ----------       --------------  ------------    -------------    -----------
Frank Abella       President       Investment       Investment
732 W. Eight St.                   Advisor          Partners
Plainfield, NJ.                                     Group           64,256(1)       .78              64,256
07060                                               732 W. Eighth
561-3622                                            St.
                                                    Plainfield, NJ

Steven J. Burke    Assistant       Lawyer           Younghans &     0                     ---             ---
141 Elmer St.      Secretary                        Burke
P.O. Box 340
Westfield, NJ
07091
232-2300  - (H)
273-7327

Arthur C. Fried    Vice            Retired          - - -           - - -                - - -           - - -
623 Kesington Dr.  President
Westfield, NJ
07090
232-5246

Mr. Richard Ralph  Secretary       Executive        Fairview        2,500(4)                             2,500
100 E. Broad St.   Treasurer       Director         Cemetery
P.O. Box 850
Westfield, NJ
07091

Everson F.         - - -           Retired          - - -           - - -                - - -           - - -
Pearsall
10 Tisbury  Court
Scotch Plains,
NJ 07076
815-9171

John Ricker        - - -           Insurance        Milo            - - -                - - -           - - -
19 Dartmiouth                                       Associates
Ave., Apt. 1-A                                      1923
Bridgewater, NJ                                     Westfield Ave.
08807                                               P.O. Bo 190
233-1000                                            Scotch
                                                    Plains, NJ
                                                    07076

Charles E.         - - -           CPA              Roberts         - - -                - - -           - - -
Roberts                                             Bennasu & De
12 Hamilton                                         Spirto
Avenue                                              282 South
Cranford, NJ                                        Avenue
07016                                               Fanwood, NJ
276-0528 (Home)
889-1700 (Office)

Barbara             - -            Architect        Vincent &                            - - -           - - -
Vincentsen                                          Asso.
238 St. Paul                                        238 St. Paul
Street                                              St.
Westfield, NJ                                       Westfield, NJ
07090                                               07090
232-4662 (Fax)                                      908-232-4642
232-0359 (H)
233-5845

Anthony Scutti     - - -           Retired          - - -           - - -                - - -           - - -
1065 Seward
Avenue
Westfield, NJ
07090

Franklyn           - - -           Retired          - - -           - - -                - - -           - - -
Sullebarger
550 Highland
Drive
Westfield, NJ
07090
232-3318 (800)
631-3128 x479

Donald W.          - - -           Retired          - - -           - - -                - - -           - - -
MacDonald
21 Giggleswick
Way
Edison, NJ 08820
(908) 561-7674
(Fax) 561-0889

Bill Shephard      - - -           Retired           - - -          ---                  - - -           - - -
109 Golf Edge
Westfield, NJ
07090
(908)232-3696




                       NUMBER OF
                       SHARES AS TO          TRANSACTIONS*
                       WHICH SHARED          IN ISSUER
                       POWER TO VOTE         SECURITIES IN
NAME                   AND SELL              LAST 60 DAYS
----                   --------              ------------
Frank Abella
732 W. Eight St.
Plainfield, NJ.
07060                  4,666(2)              16,667(3)
561-3622


Steven J. Burke
141 Elmer St.               ---
P.O. Box 340
Westfield, NJ
07091
232-2300  - (H)
273-7327

Arthur C. Fried
623 Kesington Dr.          - - -             - - -
Westfield, NJ
07090
232-5246

Mr. Richard Ralph
100 E. Broad St.           - - -             - - -
P.O. Box 850
Westfield, NJ
07091

Everson F.
Pearsall                   - - -             - - -
10 Tisbury  Court
Scotch Plains,
NJ 07076
815-9171

John Ricker
19 Dartmiouth              - - -             - - -
Ave., Apt. 1-A
Bridgewater, NJ
08807
233-1000

Charles E.
Roberts
12 Hamilton
Avenue                     - - -             - - -
Cranford, NJ
07016
276-0528 (Home)
889-1700 (Office)

Barbara
Vincentsen
238 St. Paul
Street                     - - -             - - -
Westfield, NJ
07090
232-4662 (Fax)
232-0359 (H)
233-5845

Anthony Scutti
1065 Seward
Avenue
Westfield, NJ              - - -             - - -
07090

Franklyn
Sullebarger
550 Highland
Drive                      - - -             - - -
Westfield, NJ
07090
232-3318 (800)
631-3128 x479

Donald W.
MacDonald
21 Giggleswick
Way                        - - -             - - -
Edison, NJ 08820
(908) 561-7674
(Fax) 561-0889

Bill Shephard
109 Golf Edge
Westfield, NJ
07090                      - - -             - - -
(908)232-3696


--------

1 Mr. Abella owns 21,806 shares in a personal account; 42,450 shares in an IRA account.

2 In addition, Mr. Abella's firm, Investment Partners Group, of which he is a CEO owns 4,666 shares for which he claims no beneficial interest.

3 During May 2001, Mr. Abella's firm, Investment Partners Group, also executed a cashless exercise of a warrant at a price of $.63 per share resulting in the acquisition of 16,667 shares, for which he disclaims beneficial interest.

4 Mr. Richard Ralph's shares are held in an IRA Account.

*DATE OF TRANSACTION; AMOUNT OF SECURITIES; PRICE PER SHARE; WHERE AND HOW AFFECTED.